EXHIBIT 19.8

Below reflects a list of investments in principal subsidiaries and joint ventures of AngloGold as at December 31, 2003:

	Nature of business	Shares held 2003	2002	Percentage held 2003 %	2001 %
Direct investments					
Advanced Mining Software Limited	C	40,000	40,000	100	100
AGRe Insurance Company Limtied	G	2	2	100	100
AngloGold American Investments Limited [1]	B	1	1	100	100
AngloGold Geita Holdings Limited [1]	B	2,513	–	71.53	–
AngloGold Health Service (Pty) Limited	F	8	8	100	100
AngloGold Offshore Investments Limited [1] ***	B	5,001,000	5,001,000	100	100
		43,251*	43,251*	100	100
AngloGold Ventures (Pty) Limited	E	1	1	100	100
Eastvaal Gold Holdings Limited	B	454,464,000	454,464,000	100	100
iGolide (Pty) Limited	F	100	100	100	100
Masakhisane Investment Limited	B	100	100	100	100
Nuclear Fuels Corporation of SA (Pty) Limited	D	1,450,000	1,450,000	100	100
Nufcor International Limited [9]	D	3,000,000	3,000,000	50	50
Rand Refinery Limited **	H	208,471	208,471	53.03	48.48
Southvaal Holdings Limited	B	26,000,000	26,000,000	100	100
Indirect investments					
AngloGold (Colorado) Corporation [5]	B	10,000	10,000	100	100
AngloGold (Nevada) Corporation [5]	B	1,000	1,000	100	100
AngloGold Argentina Limited [1]	B	1	1	100	100
AngloGold Argentina S.A. [6]	B	1,331,093	1,331,093	100	100
AngloGold Australia Investment Holdings Limited [1]	B	2,000	2,000	100	100
		43,251*	43,251*	100	100
AngloGold Australia Limited [8]	B	257,462,077	257,462,077	100	100
AngloGold Brasil Ltda [7]	B	8,827,437,875	8,827,437,875	100	100
AngloGold Brazil Limited [1]	B	1	1	100	100
AngloGold Finance Australia Holdings Limited [10]	B	1,002	1,002	100	100
		43,251*	43,251*	100	100
AngloGold Finance Australia Limited [10]	B	1,002	1,002	100	100
		43,251*	43,251*	100	100
AngloGold Geita Holdings Limited [1]	B	1,000	1,000	28.47	100
AngloGold Investments Australasia Limited [1]	B	2,000	2,000	100	100
		43,251*	43,251*	100	100
AngloGold Investments Australia Pty Ltd [8]	B	1	1	100	100
AngloGold Investments (Sadex) Limited [1]	B	1,000'A'	1,000'A'	100	100
AngloGold Mining (West Africa) Limited [2]	B	5,000	5,000	100	100
AngloGold Morila Holdings Limited [1]	B	1,000	1,000	100	100
AngloGold Namibia (Pty) Ltd [3]	B	10,000	10,000	100	100
AngloGold North America Inc. [5]	B	7,902	7,902	100	100
AngloGold North American Holdings Limited [1]	B	1	1	100	100
AngloGold South America Limited [1]	B	488,000	488,000	100	100
AngloGold South American Holdings Limited [1]	B	1	1	100	100
AngloGold USA Incorporated [5]	B	100	100	100	100
Cerro Vanguardia S.A. [6]	A	13,875,000	13,875,000	92.50	46.25
Chellaston Limited [1]	B	2	2	100	100
Cluff Resources Limited [9]	B	46,819,281	46,819,281	50	50
Dysart International Limited [1]	B	2	2	100	100
Erongo Holdings Limited [1]	B	13,334'A'	13,334'A'	100	100
Mineração Morro Velho Ltda [7]	A	4,585,851,748	4,585,851,748	100	100
Mineração Serra Grande S.A. [7]	A	499,999,997	499,999,997	50	50
Quorum International Limited [1]	B	2	2	100	100
Sadiola Exploration Limited [1]	B	5,000'A'	5,000'A'	50	50
Joint ventures					
Geita Gold Mining Limited [11]	A	1	1	50	50
Société des Mines de Morila S.A. [4]	A	400	400	40	40
Société d'Exploitation des Mines d'Or de Sadiola S.A. [4]	A	38,000	38,000	38	38
Société d'Exploitation des Mines d'Or de Yatela S.A. [4]	A	400	400	40	40
BGM Management Company Pty Ltd [8]	A	3'B'	3'B'	33.33	33.33

Nature of business		All companies are incorporated in the Republic of South Africa except where otherwise indicated	
A – Mining	1 Incorporated in the British Virgin Islands	7 Incorporated in Brazil	
B – Investment holding	2 Incorporated in the Isle of Man	8 Incorporated in Australia	
C – Software development	3 Incorporated in Namibia	9 Incorporated in the United Kingdom	
D – Market agent	4 Incorporated in Mali	10 Incorporated in Malta	
E – Marketing intermediary	5 Incorporated in the United States of America	11 Incorporated in Tanzania	
F – Health care	6 Incorporated in Argentina		
G – Short-term insurance and re-assurance			
H – Precious metal refining			

*   Indicates preference shares

**   Accounted for as an associate in 2002 as AngloGold did not govern the financial and operating policies of Rand Refinery Limited

There are no material losses in subsidiaries